UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended July 4, 2004

Commission File Number 0-21314

U.S. CAN CORPORATION
(Exact Name of Registrant as Specified in its Charter)

06-1094196
(I.R.S. Employer Identification No.)

DELAWARE
(State or Other Jurisdiction of
Incorporation or Organization)

700 EAST BUTTERFIELD ROAD
SUITE 250
LOMBARD, ILLINOIS 60148
(Address of Principal Executive Offices, Including Zip Code)

(630) 678-8000
(Registrant's Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

As of November 15, 2004, 53,333.333 shares of Common Stock were outstanding.

U.S. CAN CORPORATION AND SUBSIDIARIES

FORM 10-Q

FOR THE QUARTERLY PERIOD ENDED JULY 4, 2004

TABLE OF CONTENTS

INCLUSION OF FORWARD-LOOKING INFORMATION

Certain statements in this report constitute "forward-looking statements" within the meaning of the federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied in this report. By way of example and not limitation and in no particular order, known risks and uncertainties include general economic and business conditions; the Company's substantial debt and ability to generate sufficient cash flows to service its debt; the Company's compliance with the financial covenants contained in its various debt agreements; changes in market conditions or product demand; the level of cost reduction achieved through restructuring and capital expenditure programs; changes in raw material costs and availability; downward selling price movements; currency and interest rate fluctuations; increases in the Company's leverage; the Company's ability to effectively integrate acquisitions; changes in the Company's business strategy or development plans; the timing and cost of plant closures; the success of new technology; and increases in the cost of compliance with laws and regulations, including environmental laws and regulations. In light of these and other risks and uncertainties as described under "Risk Factors" in the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 and filed with the Securities and Exchange Commission on November 18, 2004, the inclusion of a forward-looking statement in this report should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

U.S. CAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(000's omitted)

	For The Three Months Ended		For The Six Months Ended	
	July 4, 2004	As Restated (See Note (2)) June 29, 2003	July 4, 2004	As Restated (See Note (2)) June 29, 2003
	(Unaudited)			
Net Sales	$ 211,809	$ 210,623	$ 425,276	$ 409,776
Cost of Sales	192,903	189,291	386,618	368,169
Gross Profit	18,906	21,332	38,658	41,607
Selling, General and Administrative Expenses	10,439	8,619	20,243	17,906
Special Charges	922	592	1,404	1,350
Operating Income	7,545	12,121	17,011	22,351
Interest Expense	12,865	13,095	25,582	26,163
Bank Financing Fees	1,218	1,014	2,596	2,028
Loss from Early Extinguishment of Debt	5,508	-	5,508	-
Loss Before Income Taxes	(12,046)	(1,988)	(16,675)	(5,840)
Provision (Benefit) for Income Taxes	(2,256)	2,068	(1,924)	2,648
Net Loss	(9,790)	(4,056)	(14,751)	(8,488)
Preferred Stock Dividend Requirement	(3,760)	(3,400)	(7,584)	(6,646)
Net Loss Attributable to Common Stockholders	$ (13,550)	$ (7,456)	$ (22,335)	$ (15,134)

The accompanying Notes to Consolidated Financial Statements are
an integral part of these statements.

U.S. CAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(000's omitted, except per share data)

ASSETS	July 4, 2004		December 31, 2003	
CURRENT ASSETS:	(Unaudited)			
Cash and cash equivalents	$	10,117	$	22,964
Accounts receivable, net of allowances		95,079		81,393
Inventories		100,017		95,140
Other current assets		14,160		14,713
Total current assets		219,373		214,210
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization		234,166		247,489
GOODWILL		27,384		27,384
DEFERRED INCOME TAXES		33,644		30,816
OTHER NON-CURRENT ASSETS		49,714		54,519
Total assets	$	564,281	$	574,418
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Current maturities of long-term debt and capital lease obligations	$	11,609	$	23,457
Accounts payable		97,816		98,411
Accrued expenses		54,249		50,695
Restructuring reserves		2,434		3,412
Income taxes payable		359		362
Total current liabilities		166,467		176,337
LONG TERM DEBT		552,034		535,767
LONG TERM LIABILITIES PURSUANT TO EMPLOYEE BENEFIT PLANS		71,510		71,779
OTHER LONG-TERM LIABILITIES		5,353		5,492
Total liabilities		795,364		789,375
REDEEMABLE PREFERRED STOCK, 200,000 shares authorized, 106,667 shares issued & outstanding		154,538		146,954
STOCKHOLDERS' EQUITY:				
Common stock, $10.00 par value, 100,000 shares authorized, 53,333 shares issued & outstanding		533		533
Additional paid in capital		52,800		52,800
Accumulated other comprehensive loss		(29,499)		(28,124)
Accumulated deficit		(409,455)		(387,120)
Total stockholders' equity / (deficit)		(385,621)		(361,911)
Total liabilities and stockholders' equity	$	564,281	$	574,418

The accompanying Notes to Consolidated Financial Statements are
an integral part of these balance sheets

U.S. CAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)

	For the Six Months Ended	
	July 4, 2004	As Restated (See Note (2)) June 29, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:	(Unaudited)	
Net loss	$ (14,751)	$ (8,488)
Adjustments to reconcile net loss to net cash used in operating activities –		
Depreciation and amortization	22,146	18,519
Special charges	1,404	1,350
Loss from early extinguishment of debt	5,508	–
Deferred income taxes	(3,168)	1,690
Change in operating assets and liabilities:		
Accounts receivable	(14,210)	(23,902)
Inventories	(5,676)	2,326
Accounts payable	409	6,112
Accrued expenses	621	(2,889)
Other, net	2,807	(1,391)
Net cash used in operating activities	(4,910)	(6,673)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures including restructuring capital	(7,453)	(7,586)
Proceeds from sale of property	1,076	5,429
Net cash used in investing activities	(6,377)	(2,157)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Term B loan	250,000	–
Net borrowings (payments) under the revolving line of credit	(42,100)	20,300
Payments of Tranche A loan	(38,706)	(2,000)
Payments of Tranche B loan	(130,175)	(250)
Payments of Tranche C loan	(20,000)	–
Borrowing of other long-term debt	3,656	4,371
Payments of other long-term debt, including capital lease obligations	(18,136)	(4,876)
Payment of debt financing costs	(5,485)	–
Net cash provided by (used in) financing activities	(946)	17,545
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(614)	(1,359)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,847)	7,356
CASH AND CASH EQUIVALENTS, beginning of year	22,964	11,690
CASH AND CASH EQUIVALENTS, end of period	$ 10,117	$ 19,046

The accompanying Notes to Consolidated Financial Statements are
an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 4, 2004
(Unaudited)

(1) PRINCIPLES OF REPORTING

The consolidated financial statements include the accounts of U.S. Can Corporation (the "Corporation" or "U.S. Can"), its wholly owned subsidiary, United States Can Company ("United States Can"), and United States Can's subsidiaries (the "Subsidiaries"). The consolidated group is referred to herein as "the Company", "we", "us", or "our". All significant intercompany balances and transactions have been eliminated. These financial statements, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation. Operating results for any interim period are not necessarily indicative of results that may be expected for the full year. These financial statements should be read in conjunction with the financial statements and footnotes included in the Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2003. Certain prior year amounts have been reclassified to conform with the 2004 presentation.

STOCK-BASED COMPENSATION

The Company periodically issues stock options under the U.S. Can 2000 Equity Incentive Plan. The Company continues to utilize the intrinsic method under APB Opinion No. 25 to account for its stock-based compensation plan; therefore, no compensation costs are recognized in the Company's financial statements for options granted.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure", the following table presents (in thousands) what the Company's net loss would have been had the Company determined compensation costs using the fair value-based accounting method for the three and six months ended July 4, 2004 and June 29, 2003.

	Three Months Ended		Six Months Ended	
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Net Loss	$ (9,790)	$ (4,056)	$ (14,751)	$ (8,488)
Stock-Based Compensation Cost, net of tax – fair value method	(26)	(20)	(56)	(40)
Pro-Forma Net Loss	$ (9,816)	$ (4,076)	$ (14,807)	$ (8,528)

ACCOUNTING CHANGE

As discussed in Note (5), during the quarter ended July 4, 2004, the Company's domestic operations changed the method of accounting for the cost of inventories from the LIFO method to the FIFO method. The Company's foreign subsidiaries continue to account for inventory using the FIFO method.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2004, the Financial Accounting Standards Board ("FASB") issued Staff Position SFAS No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("The Act") was signed into law on December 8, 2003. The Act introduced a prescription drug benefit under Medicare and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. SFAS No. 106-2 provides guidance on the accounting, disclosure, effective date and transition related to The Act. SFAS No. 106-2 is effective for the Company in the first interim period beginning after June 15, 2004. The Company is currently evaluating the impact of SFAS 106-2's recognition, measurement and disclosure provisions on its financial statements but does not expect the impact to be material.

(2) RESTATEMENT

These financial statements reflect adjustments to the Company's financial information previously reported on Form 10-Q for the quarterly period ended June 29, 2003.

In August 2004, the Company became aware of certain issues relating to its Laon, France manufacturing facility following the departure of the facility's financial controller. Following this discovery, management informed its Board of Directors and its Audit Committee. The Audit Committee, with the assistance of outside legal advisors and accounting consultants, conducted a review of the operations and financial condition of the Company's facility in Laon, France. That review and work performed by the Company identified certain accounting and financial reporting improprieties and related material errors in the Company's financial statements, all related to the Laon, France facility. The effects of the restatement are set forth below:

	For the three months ended	For the six months ended
	June 29, 2003	
Net Loss, as reported	$(1,002)	$(5,039)
Understatements of product costs and expenses	(2,204)	(2,204)
Reductions in asset values to net realizable values	(409)	(291)
Underaccruals of liabilities	(763)	(1,131)
Other	320	177
Net Loss, as restated	$(4,056)	$(8,488)

Understatements of product costs and expenses – Cost of Sales was understated by underreporting expenses incurred and manufacturing variances, and by miscalculations of the cost of products sold. The errors were reflected primarily by underreporting of accounts payable and current maturities of long term debt and overreporting of cash and accounts receivable in the consolidated balance sheets.

Reductions in asset values to net realizable values – Assets (primarily accounts receivable and inventories) that should have been written off or should have been reported at reduced amounts were not adjusted in the requisite accounting periods in accordance with accounting principles generally accepted in the United States.

Underaccruals of liabilities – Amounts accrued for taxes other than income taxes, vacation and other employee related liabilities were understated in all periods.

The following table presents the impact of the restatement adjustments discussed above on the Consolidated Statement of Operations for the three and six month periods ended June 29, 2003.

7

	For the three months ended June 29, 2003 (Unaudited)		For the six months ended June 29, 2003 (Unaudited)	
	AS RESTATED	AS PREVIOUSLY REPORTED	AS RESTATED	AS PREVIOUSLY REPORTED
Net Sales	$ 210,623	$ 210,312	$ 409,776	$ 409,202
Cost of Sales	189,291	185,602	368,169	363,148
Gross profit	21,332	24,710	41,607	46,054
Selling, General and Administrative Expenses	8,619	8,661	17,906	18,337
Special Charges	592	591	1,350	1,621
Operating income	12,121	15,458	22,351	26,096
Interest Expense	13,095	13,145	26,163	26,233
Bank Financing Fees	1,014	1,014	2,028	2,028
Income (loss) before income taxes	(1,988)	1,299	(5,840)	(2,165)
Provision (benefit) for Income Taxes	2,068	2,301	2,648	2,874
Net Loss	(4,056)	(1,002)	(8,488)	(5,039)
Preferred Stock Dividend Requirement	(3,400)	(3,400)	(6,646)	(6,646)
Net Loss Available for Common Stockholders	$ (7,456)	$ (4,402)	$ (15,134)	$ (11,685)

(3) SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid interest of approximately $27.9 million and $21.8 million for the six months ended July 4, 2004 and June 29, 2003, respectively. The Company paid $0.7 million in income taxes for the six months ended July 4, 2004 and $0.7 million for the six months ended June 29, 2003.

(4) SPECIAL CHARGES

2004

During the first half of 2004, the Company recorded restructuring charges of $1.4 million. A $0.5 million charge was recorded in the first quarter of 2004 and a $0.9 million charge was recorded in the second quarter of 2004 related to position elimination costs in Europe. The position eliminations consisted of 41 employees and include eliminations related to an early termination program in one European facility and a product line profitability review program in the Company's German food can business, which will result in the Company idling certain of its production lines. Total cash payments in the first six months of 2004 were $2.5 million (primarily severance and facility shut down costs) and the Company anticipates spending another $6.8 million over the next several years. The remaining reserve consists primarily of employee termination benefits paid over time for approximately six salaried and 48 hourly employees and other ongoing facility exit costs.

The table below presents the reserve categories and related activity as of July 4, 2004:

	January 1, 2004 Balance	Additions	Cash Payments	July 4, 2004 Balance
Employee Separation	$4.3	$1.4	$(1.9)	$3.8
Facility Closing Costs	3.6	-	(0.6)	3.0
Total	$7.9	$1.4	$(2.5)	$6.8 (a)

(a) Includes $4.4 million classified as other long-term liabilities as of July 4, 2004.

2003

During the first six months of 2003, the Company recorded restructuring charges of $1.4 million. $0.8 million of the charges were recorded in the first quarter of 2003 related to position elimination costs in the U.S. and Europe. The position eliminations consisted of 16 employees, including two management level employees and an early termination program in one European facility. $0.6 million of the charges were recorded in the second quarter of 2003 related to additional severance costs for a previously terminated employee at May Verpackungen. The employee sued the Company for unfair dismissal requesting additional severance in accordance with his employment agreement. In June 2003, the Company was informed that the courts intended to rule in favor of the terminated employee and the Company recorded a charge for the additional severance.

The table below presents the reserve categories and related activity as of June 29, 2003:

	January 1, 2003 Balance	Net Additions	Cash Payments	June 29, 2003 Balance
Employee Separation	$9.4	$1.4	$(3.3)	$7.5
Facility Closing Costs	6.5	-	(2.7)	3.8
Total	$15.9	$1.4	$(6.0)	$11.3 (a)

(a) Includes $3.7 million classified as other long-term liabilities as of June 29, 2003.

(5) INVENTORIES

Inventories are stated at the lower of cost using the first-in, first-out (FIFO) method or market. Prior to April 5, 2004, all of the Company's domestic inventories were accounted for at the lower of cost determined on a last-in, first-out (LIFO) basis or market, while inventories of the Company's foreign subsidiaries were stated at the lower of cost determined on a FIFO basis or market. During the quarter ended July 4, 2004, the Company's domestic operations changed the method of accounting for the cost of inventories from the LIFO method to the FIFO method. This change in accounting principle was made to provide a better matching of revenue and expenses, and to enhance transparency of the Company's financial statements by conforming the Company's method of inventory valuation to a single method. This accounting change did not have a material effect on the financial statements for current or prior periods, and accordingly, no retroactive restatement of prior financial statements was made.

9

Inventories reported in the accompanying balance sheets are classified as follows (000's omitted):

	July 4, 2004	December 31, 2003
Raw materials	$ 23,211	$ 21,872
Work in process	41,028	38,635
Finished goods	35,778	34,633
	$ 100,017	$ 95,140

(6) COMPREHENSIVE NET LOSS

The components of accumulated other comprehensive loss are as follows (000's omitted):

	July 4, 2004	December 31, 2003
Foreign Currency Translation Adjustment	$(8,440)	$(7,479)
Minimum Pension Liability Adjustment	(21,059)	(20,645)
Total Accumulated Other Comprehensive Loss	$(29,499)	$(28,124)

The components of comprehensive loss for the three and six months ended July 4, 2004 and June 29, 2003 are as follows (000's omitted):

	Three Months Ended		Six Months Ended	
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Net Loss	$(9,790)	$(4,056)	$(14,751)	$ (8,488)
Foreign Currency Translation Adjustment	59	5,116	(1,375)	7,247
Unrealized Gain (Loss) on Cash Flow Hedges (a)	-	1,200	-	2,230
Comprehensive Income (Loss)	$(9,731)	$ 2,260	$(16,126)	$ (989)

 (a) Net of reclassification of losses included in interest expense of $1.6 million for the three months ended June 29, 2003 and $3.2 million for the six months ended June 29, 2003.

(7) DEBT OBLIGATIONS

The Company entered into a Credit Agreement among U.S. Can Corporation, United States Can Company and Various Lending Institutions with Deutsche Bank Trust Company Americas as Administrative Agent, dated as of June 21, 2004 ("Credit Facility"). The Credit Facility provides for aggregate borrowings of $315.0 million consisting of a $250.0 million Term B loan and a $65.0 million Revolving Credit Facility. The $65.0 million revolving credit facility will be used by the Company for ongoing working capital and general corporate purposes, including the issuance of Letters of Credit as described below. The Letters of Credit subfacility is limited to $25.0 million.

As required under the terms of the Credit Facility, the Company used the $250.0 million initial Term B proceeds to repay in full all amounts outstanding under the Company's former Senior Secured Credit Facility and a secured term loan of $16.5 million, secured by a mortgage on the Company's Merthyr Tydfil, U.K facility. At July 4, 2004, the Company did not have any borrowings outstanding under its $65.0 million revolving loan portion of the Credit Facility. Letters of Credit of $12.9 million were outstanding securing the Company's obligations under various insurance programs and other contractual agreements, which reduce the Company's availability under its revolving credit facility.

The Company has paid approximately $5.5 million of fees and expenses related to the Credit Facility through July 4, 2004, and expects to incur approximately $0.9 million of additional fees and expenses. These fees will be amortized over the life of the applicable borrowings. In addition, the Company wrote off $5.5 million of remaining deferred financing fees related to the Company's former Senior Secured Credit Facility. The write off was classified as a "loss from early extinguishment of debt" and included in loss before income taxes.

Amounts outstanding under the Credit Facility initially bore interest at a rate per annum equal to either: (1) the base rate (as defined in the Credit Facility) or (2) the eurocurrency rate (as defined by the Credit Facility), in each case, plus an applicable margin. In connection with the Company's investigation at its Laon, France facility, the Company obtained waivers of its requirement to timely file financial statements due to the Restatement (see Note (2)). In connection with such waivers and amendments, the Company paid fees of $1.0 million and agreed to an increase of 0.25% in the rate applicable to borrowings under its Credit Facility.

Borrowings under the Term B loan are due and payable in quarterly installments of $625,000 beginning on June 30, 2004, until the final balance is due on January 15, 2010. The Term B loan is subject to automatic extension to June 21, 2011 if the Company meets certain criteria relating to the refinancing of its 10 7/8% Senior Secured Notes and 12 3/8% Senior Subordinated Notes prior to January 10, 2010. The revolving credit facility is available until June 21, 2009. In addition, the Company is required to prepay a portion of the Term B loan upon the occurrence of certain specified events.

The Credit Facility is secured by a first priority security interest in all existing and after-acquired assets of the Company and its direct and indirect domestic subsidiaries' existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned of the Company's direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law).

The Credit Facility, the 10 7/8% Senior Secured Notes and the 12 3/8% Senior Subordinated Notes contain a number of financial and restrictive covenants. Under the Credit Facility, the Company is required to meet certain financial tests, including achievement of a minimum interest coverage ratio, a maximum total leverage ratio, a maximum first lien leverage ratio, and maximum annual capital expenditures. The restrictive covenants limit the Company's ability to incur liens and debt, sell assets, pay dividends or make distributions, repurchase debt and to make certain loans, investments or acquisitions.   The Company was in compliance with all of the required financial ratios and other covenants at July 4, 2004.

(8) BENEFIT PLANS

The Company maintains separate noncontributory defined benefit and defined contribution pension plans covering most domestic hourly employees and all domestic salaried personnel, respectively. It is the Company's policy to fund accrued pension and defined contribution plan costs in compliance with ERISA or the applicable foreign requirements.

The net periodic pension cost was as follows for the three months and six months ended July 4, 2004 and June 29, 2003, respectively (000's omitted):

U.S.

	For the Three Months Ended		For the Six Months Ended	
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Service cost	$ 287	$ 227	$ 574	$ 454
Interest cost	724	679	1,448	1,358
Return on assets	(683)	(569)	(1,366)	(1,138)
Recognized loss	28	68	56	136
Recognized prior service cost	94	94	188	188
Net periodic pension cost	$ 450	$ 499	$ 900	$ 998

Non-U.S.

	For the Three Months Ended				For the Six Months Ended			
	July 4, 2004		June 29, 2003		July 4, 2004		June 29, 2003	
Service cost	$	88	$	82	$	177	$	163
Interest cost		1,129		984		2,259		1,967
Return on assets		(864)		(686)		(1,727)		(1,372)
Recognized loss		208		206		415		412
Net periodic pension cost	$	561	$	586	$	1,124	$	1,170

The Company provides health and life insurance benefits for certain domestic retired employees in connection with collective bargaining agreements.

Net periodic postretirement benefit costs for the Company's U.S. postretirement benefit plans for the three months and six months ended July 4, 2004 and June 29, 2003, respectively, included the following components (000's omitted):

U.S.

	For the Three Months Ended				For the Six Months Ended			
	July 4, 2004		June 29, 2003		July 4, 2004		June 29, 2003	
Service cost	$	80	$	66	$	160	$	132
Interest cost		369		372		738		744
Recognized loss		52		34		104		68
Recognized prior service cost		(226)		(226)		(452)		(452)
Net periodic pension cost	$	275	$	246	$	550	$	492

The Company made $0.3 million in contributions to its U.S. based pension plan and $0.3 million of contributions to its non-U.S. based pension plans in the second quarter of 2004. The Company previously disclosed in its financial statements for the year ended December 31, 2003 that it expected to contribute approximately $1.5 million to its U.S. based pension plan in 2004. For the six months ended July 4, 2004, $0.5 million of contributions have been made to the Company's U.S. based pension plan. The Company presently anticipates contributing an additional $0.6 million to fund its pension plan in 2004 for a total of approximately $1.1 million. For the six months ended July 4, 2004, $0.6 million of contributions have been made to the Company's non-U.S. based pension plans. The Company does not anticipate its 2004 contributions to its non-U.S. based pension plans to be significantly different from the amount previously disclosed in the Company's consolidated financial statements for the year ended December 31, 2003.

The Company made payments under its postretirement benefit plan of $0.7 million in the first six months of 2004 and $0.3 million in the second quarter of 2004. The Company does not anticipate its 2004 payments under its postretirement benefit plan to be significantly different from the amount previously disclosed in the Company's consolidated financial statements for the year ended December 31, 2003.

(9) BUSINESS SEGMENTS

Management monitors and evaluates performance, customer base and market share for four business segments. The segments have separate management teams and distinct product lines. The Aerosol segment primarily produces steel aerosol containers in the U.S. for personal care, household, automotive, paint and industrial products. The International segment produces aerosol cans in the Europe and Latin America (through Formametal S.A., a joint venture in Argentina) as well as steel food packaging in Europe. The Paint, Plastic & General Line segment produces round cans in the U.S. for paint and coatings, oblong cans for items such as lighter fluid and turpentine as well as plastic containers for paint and industrial and consumer products. The Custom & Specialty segment produces a wide array of functional and decorative tins, containers and other products in the U.S. The Company notes that financial information used to produce its financial statements is not recorded or reconciled on a product line basis, therefore it is not practicable for the Company to disclose revenues by product line.

The following is a summary of revenues from external customers and income (loss) from operations for the three and six month periods ended July 4, 2004 and June 29, 2003, respectively (000's omitted):

	Three Months Ended		Six Months Ended	
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
REVENUES FROM EXTERNAL CUSTOMERS:				
Aerosol	$94,173	$94,768	$186,328	$183,546
International	70,522	71,111	148,920	134,439
Paint, Plastic & General Line	37,199	31,113	70,625	62,358
Custom & Specialty	9,915	13,631	19,403	29,433
Total revenues	$211,809	$210,623	$425,276	$409,776
INCOME (LOSS) FROM OPERATIONS:				
Aerosol	$14,765	$17,378	$29,350	$31,386
International	(2,678)	(2,974)	(4,096)	(4,483)
Paint, Plastic & General Line	4,072	3,676	7,544	7,861
Custom & Specialty	(482)	303	(829)	854
Total Segment Income From Operations	15,677	18,383	31,969	35,618
Unallocated Selling, General & Administrative Expenses (a)	(7,210)	(5,670)	(13,554)	(11,917)
Special Charges (b)	(922)	(592)	(1,404)	(1,350)
Interest Expense	(12,865)	(13,095)	(25,582)	(26,163)
Bank Financing Fees	(1,218)	(1,014)	(2,596)	(2,028)
Loss from Early Extinguishment of Debt	(5,508)	-	(5,508)	-
Loss Before Income Taxes	$(12,046)	$(1,988)	$(16,675)	$(5,840)

(a) Represents domestic Selling, General & Administrative expenses. The Company does not allocate these costs to its domestic segments.

(b) Management does not evaluate segment performance including such charges. See Note (4) for further information on the Company's special charges.

(10) COMMITMENTS AND CONTINGENCIES

Environmental

United States Can has been named as a potentially responsible party for costs incurred in the clean-up of the San Leandro Plume, a regional groundwater plume partially extending underneath United Sates Can's former site in San Leandro, California. When the Company acquired the San Leandro facility, it assumed certain liabilities subject to indemnification by the former owner / operator for claims made on or before December 1986. The former owner / operator tendered its obligations under the remedial action order to the Company. The Company accepted the tender with reservation of any legal rights it may have to seek contribution or reimbursement. The Company is a party to an indemnity agreement related to this matter with the current owner of the property, who purchased the property from the Company. In its 1994 agreement with the current owner, the Company agreed to defend and indemnify the current owner and their successors and assigns for any claims, including investigative or remedial action, required by any governmental agency that regulates hazardous substances. Neither the agreement with the former owner or the operator contains any caps or limits. Extensive soil and groundwater investigative work has been performed on the San Leandro Plume, including at the San Leandro site. Currently, the State of California is overseeing remediation at an offsite source of contamination of the San Leandro Plume. Periodically, the State of California conducts regional sampling to monitor the efficacy of the remediation. The Company, along with other PRPs, participated in a coordinated sampling event in 1999. In November 2002, as part of a larger sampling scheme, the State of California requested that we sample existing monitoring wells at the San Leandro property. The Company completed a round of sampling in December 2002. The 2002 sampling results generally show that the concentration of contamination is declining, which we view as a positive development. While the State has not yet commented on either the 1999 or the 2002 sampling results, we believe that the source of contamination is unrelated to our past operations. The Company receives quarterly invoices from the State of California for its oversight work and for the regional sampling. At this time, the Company is unable to estimate reasonably possible losses related to the San Leandro site or to the San Leandro Plume, but believes the sampling supports its position that the groundwater contamination in the San Leandro Plume is unrelated to its past operation. To date, the Company has not been required to implement any remedial action at the San Leandro site.

The Company has been named as a potentially responsible party under the Georgia Hazardous Site Response Act for the M&J Solvents Company site (M&J Solvents). M&J Solvents was a former solvent recycling / reclamation facility to which the Company and the former Southern Can Company, which was acquired by the Company in 1988, sent waste. M&J Solvents closed in 1994. At the time of closure, Georgia Environmental Protection Division ("EPD") completed certain disposal activities on the site. On May 23, 2002, the Company, along with 700 other parties, entered into a consent order with the Georgia EPD for the completion of an initial compliance status report and manifest database for the M&J Solvents site. Although the initial compliance status report has not been finalized, sampling performed at the site indicates the presence of soil and groundwater contamination. The extent of contamination has not been fully delineated. At this time, the Company is unable to estimate reasonably possible losses related to the M&J Solvents site. To date, the Company has not been required to implement any remedial action at the M&J Solvents site.

Legal

The Company is involved in litigation from time to time in the ordinary course of our business. In our opinion, the litigation is not material to our financial condition or results of operations.

(10) SUBSIDIARY GUARANTOR INFORMATION

The following presents the condensed consolidating financial data for U.S. Can Corporation (the "Parent Guarantor"), United States Can Company (the "Issuer"), USC May Verpackungen Holding Inc. (the "Subsidiary Guarantor"), and the Issuer's European subsidiaries, including May Verpackungen GmbH & Co., KG (the "Non-Guarantor Subsidiaries"), as of July 4, 2004 and December 31, 2003 and for the six months ended July 4, 2004 and June 29, 2003. The information for the six months ended June 29, 2003 has been restated (see Note (2)). Investments in subsidiaries are accounted for by the Parent Guarantor, the Issuer and the Subsidiary Guarantor under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in their parent's investment accounts and earnings. This consolidating information reflects the guarantors and non-guarantors of the 10 7/8% Senior Secured Notes and 12 3/8% Senior Subordinated Notes.

The 10 7/8% Senior Secured Notes and 12 3/8% Senior Subordinated Notes are guaranteed on a full, unconditional, unsecured, senior subordinated, joint and several basis by the Parent Guarantor, the Subsidiary Guarantor and any other domestic restricted subsidiary of the Issuer. USC May Verpackungen Holding Inc., which is wholly owned by the Issuer, currently is the only Subsidiary Guarantor. The Parent Guarantor has no assets or operations separate from its investment in the Issuer.

Separate financial statements of the Issuer or the Subsidiary Guarantors have not been presented as management has determined that such information is not material to the holders of the 10 7/8% Senior Secured Notes and 12 3/8% Senior Subordinated Notes.

U.S. CAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JULY 4, 2004
(unaudited)
(000's omitted)

	U.S. Can Corporation (Parent)	United States Can Company (Issuer)	USC May Verpackungen Holding (Guarantor Subsidiaries)	USC Europe/ May Verpackungen GmbH & Co., KG (Non-Guarantor Subsidiaries)	Eliminations	U.S. Can Corporation Consolidated
NET SALES	$ –	$ 276,356	$ –	$ 148,920	$ –	$ 425,276
COST OF SALES	–	240,290	–	146,328	–	386,618
Gross profit	–	36,066	–	2,592	–	38,658
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	–	13,555	–	6,688	–	20,243
SPECIAL CHARGES	–	–	–	1,404	–	1,404
Operating income	–	22,511	–	(5,500)	–	17,011
INTEREST EXPENSE	–	22,025	2,706	851	–	25,582
BANK FINANCING FEES	–	2,384	–	212	–	2,596
LOSS FROM EARLY EXTINGUISHMENT OF DEBT	–	5,508	–	–	–	5,508
EQUITY IN LOSS OF SUBSIDIARIES	(14,751)	(10,042)	(1,816)	–	26,609	–
Loss before income taxes	(14,751)	(17,448)	(4,522)	(6,563)	26,609	(16,675)
PROVISION (BENEFIT) FOR INCOME TAXES	–	(2,697)	–	773	–	(1,924)
NET LOSS	(14,751)	(14,751)	(4,522)	(7,336)	26,609	(14,751)
PREFERRED STOCK DIVIDEND REQUIREMENT	(7,584)	–	–	–	–	(7,584)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(22,335)	$ (14,751)	$ (4,522)	$ (7,336)	$ 26,609	$ (22,335)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
RESTATED FOR THE SIX MONTHS ENDED JUNE 29, 2003
(unaudited)
(000's omitted)

	Restated U.S. Can Corporation (Parent)	Restated United States Can Company (Issuer)	USC May Verpackungen Holding (Guarantor Subsidiaries)	Restated USC Europe/ May Verpackungen GmbH & Co., KG (Non-Guarantor Subsidiaries)	Restated Eliminations	Restated U.S. Can Corporation Consolidated
NET SALES	$ –	$ 275,337	$ –	$ 134,439	$ –	$ 409,776
COST OF SALES	–	235,235	–	132,934	–	368,169
Gross profit	–	40,102	–	1,505	–	41,607
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	–	11,918	–	5,988	–	17,906
SPECIAL CHARGES	–	527	–	823	–	1,350
Operating income (loss)	–	27,657	–	(5,306)	–	22,351
INTEREST EXPENSE	–	21,425	3,192	1,546	–	26,163
BANK FINANCING FEES	–	2,028	–	–	–	2,028
EQUITY IN LOSS OF SUBSIDIARIES	(8,488)	(11,007)	(4,294)	–	23,789	–
Loss before income taxes	(8,488)	(6,803)	(7,486)	(6,852)	23,789	(5,840)
PROVISION FOR INCOME TAXES	–	1,685	–	963	–	2,648
NET LOSS	(8,488)	(8,488)	(7,486)	(7,815)	23,789	(8,488)
PREFERRED STOCK DIVIDEND REQUIREMENT	(6,646)	–	–	–	–	(6,646)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(15,134)	$ (8,488)	$ (7,486)	$ (7,815)	$ 23,789	$ (15,134)

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF JULY 4, 2004
(unaudited)
(000s omitted)

	U.S. Can Corporation (Parent)	United States Can Company (Issuer)	USC May Verpackungen Holding (Subsidiary Guarantor)	USC Europe/ May Verpackungen GmbH (Non-Guarantor Subsidiaries)	Eliminations	U.S. Can Corporation Consolidated
CURRENT ASSETS:						
Cash and cash equivalents......	$ –	$ 4,963	$ –	$ 5,154	$ –	$ 10,117
Accounts receivable	–	58,228	–	36,851	–	95,079
Inventories............................	–	53,790	–	46,227	–	100,017
Other current assets	–	5,168	–	8,992	–	14,160
Total current assets...........	–	122,149	–	97,224	–	219,373
NET PROPERTY, PLANT AND EQUIPMENT...........................	–	136,665	–	97,501	–	234,166
GOODWILL	–	27,384	–	–	–	27,384
DEFERRED INCOME TAXES..	–	33,516	–	128	–	33,644
OTHER NON-CURRENT ASSETS	–	36,005	–	13,709	–	49,714
INTERCOMPANY ADVANCES...........................	–	280,319	–	–	(280,319)	–
INVESTMENT IN SUBSIDIARIES........................	–	–	59,016	–	(59,016)	–
Total assets	$ –	$ 636,038	$ 59,016	$ 208,562	$ (339,335)	$ 564,281
CURRENT LIABILITIES						
Current maturities of long-term debt	$ –	$ 3,518	$ –	$ 8,091	$ –	$ 11,609
Accounts payable	–	41,882	–	55,934	–	97,816
Restructuring reserves	–	1,154	–	1,280	–	2,434
Income taxes payable	–	–	–	359	–	359
Accrued expenses...................	–	38,118	–	16,131	–	54,249
Total current liabilities	–	84,672	–	81,795	–	166,467
TOTAL LONG TERM DEBT	854	551,180	–	–	–	552,034
LONG-TERM LIABILITIES PURSUANT TO EMPLOYEE BENEFIT PLANS	–	40,540	930	30,040	–	71,510
OTHER LONG-TERM LIABILITIES............................	–	2,467	–	2,886	–	5,353
PREFERRED STOCK	154,538	–	–	–	–	154,538
INTERCOMPANY LOANS.......	112,056	–	124,301	43,962	(280,319)	–
INVESTMENT IN SUBSIDIARIES........................	118,173	75,352	–	–	(193,525)	–
STOCKHOLDERS' EQUITY	(385,621)	(118,173)	(66,215)	49,879	134,509	(385,621)
Total liabilities and stockholders' equity	$ –	$ 636,038	$ 59,016	$ 208,562	$ (339,335)	$ 564,281

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2003
(unaudited)
(000s omitted)

	U.S. Can Corporation (Parent)	United States Can Company (Issuer)	USC May Verpackungen Holding (Subsidiary Guarantor)	USC Europe/May Verpackungen GmbH (Non-Guarantor Subsidiaries)	Eliminations	U.S. Can Corporation Consolidated
CURRENT ASSETS:						
Cash and cash equivalents	$ –	$ 16,854	$ –	$ 6,110	$ –	$ 22,964
Accounts receivable	–	44,157	–	37,236	–	81,393
Inventories	–	52,739	–	42,401	–	95,140
Other current assets	–	7,126	–	7,587	–	14,713
Total current assets	–	120,876	–	93,334	–	214,210
NET PROPERTY, PLANT AND EQUIPMENT	–	143,777	–	103,712	–	247,489
GOODWILL	–	27,384	–	–	–	27,384
DEFERRED INCOME TAXES	–	30,685	–	131	–	30,816
OTHER NON-CURRENT ASSETS	–	39,570	–	14,949	–	54,519
INTERCOMPANY ADVANCES	–	260,962	–	–	(260,962)	–
INVESTMENT IN SUBSIDIARIES	–	–	61,961	–	(61,961)	–
Total assets	$ –	$ 623,254	$ 61,961	$ 212,126	$ (322,923)	$ 574,418
CURRENT LIABILITIES						
Current maturities of long-term debt	$ –	$ 2,379	$ –	$ 21,078	$ –	$ 23,457
Accounts payable	–	42,237	–	56,174	–	98,411
Restructuring reserves	–	2,831	–	581	–	3,412
Income taxes payable	–	–	–	362	–	362
Other current liabilities	–	35,683	–	15,012	–	50,695
Total current liabilities	–	83,130	–	93,207	–	176,337
TOTAL LONG TERM DEBT	854	534,913	–	–	–	535,767
LONG-TERM LIABILITIES PURSUANT TO EMPLOYEE BENEFIT PLANS	–	41,069	930	29,780	–	71,779
OTHER LONG-TERM LIABILITIES	–	2,594	–	2,898	–	5,492
PREFERRED STOCK	146,954	–	–	–	–	146,954
INTERCOMPANY LOANS	112,056	–	121,595	27,311	(260,962)	–
INVESTMENT IN SUBSIDIARIES	102,047	63,595	–	–	(165,642)	–
STOCKHOLDERS' EQUITY	(361,911)	(102,047)	(60,564)	58,930	103,681	(361,911)
Total liabilities and stockholders' equity	$ –	$ 623,254	$ 61,961	$ 212,126	$ (322,923)	$ 574,418

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JULY 4, 2004
(unaudited)
(000s omitted)

	U.S. Can Corporation (Parent)	United States Can Company (Issuer)	USC May Verpackungen Holding (Subsidiary Guarantor)	USC Europe / May Verpackungen (Non-Guarantor Subsidiaries)	U.S. Can Corporation Consolidated
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ –	$ 663	$ (4,528)	$ (1,045)	$ (4,910)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	–	(6,133)	–	(1,320)	(7,453)
Proceeds from sale of property.	–	1,019	–	57	1,076
Net cash used in investing activities	–	(5,114)	–	(1,263)	(6,377)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Changes in intercompany advances	–	(19,360)	4,528	14,832	–
Proceeds from Term B loan	–	250,000	–	–	250,000
Net payments under revolving line of credit	–	(42,100)	–	–	(42,100)
Payments of Tranche A loan	–	(38,706)	–	–	(38,706)
Payments of Tranche B loan	–	(130,175)	–	–	(130,175)
Payments of Tranche C loan	–	(20,000)	–	–	(20,000)
Payments of other long-term debt	–	(1,614)	–	(16,522)	(18,136)
Borrowings of other long-term debt	–	–	–	3,656	3,656
Payments of debt financing costs	–	(5,485)	–	–	(5,485)
Net cash (used in) provided by financing activities	–	(7,440)	4,528	1,966	(946)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	–	–	–	(614)	(614)
DECREASE IN CASH AND CASH EQUIVALENTS	–	(11,891)	–	(956)	(12,847)
CASH AND CASH EQUIVALENTS, beginning of period	–	16,854	–	6,110	22,964
CASH AND CASH EQUIVALENTS, end of period	$ –	$ 4,963	$ –	$ 5,154	$ 10,117

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
RESTATED FOR THE SIX MONTHS ENDED JUNE 29, 2003
(unaudited)
(000s omitted)

	U.S. Can Corporation (Parent)	United States Can Company (Issuer)	USC May Verpackungen Holding (Subsidiary Guarantor)	Restated USC Europe / May Verpackungen (Non-Guarantor Subsidiaries)	Restated U.S. Can Corporation Consolidated
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ –	$ 7,148	$ (7,495)	$ (6,326)	$ (6,673)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	–	(5,868)	–	(1,718)	(7,586)
Proceeds from sale of property.	–	256	–	5,173	5,429
Net cash (used in) provided by investing activities	–	(5,612)	–	3,455	(2,157)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Changes in intercompany advances	–	(6,561)	7,495	(934)	–
Net borrowings under revolving line of credit	–	20,300	–	–	20,300
Payments of other long-term debt	–	(2,784)	–	(4,342)	(7,126)
Borrowings of other debt	–	–	–	4,371	4,371
Net cash (used in) provided by financing activities	–	10,955	7,495	(905)	17,545
EFFECT OF EXCHANGE RATE CHANGES ON CASH	–	–	–	(1,359)	(1,359)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	–	12,491	–	(5,135)	7,356
CASH AND CASH EQUIVALENTS, beginning of period	–	5,707	–	5,983	11,690
CASH AND CASH EQUIVALENTS, end of period	$ –	$ 18,198	$ –	$ 848	$ 19,046

Item 2. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following narrative discusses the results of operations, liquidity and capital resources for the Company on a consolidated basis. This section should be read in conjunction with the financial statements and footnotes contained within this report and the Corporation's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein).

Restatement

As discussed in Note (2) to the Consolidated Financial Statements, the Company's financial statements for the years ended December 31, 2002 and 2003 and for the quarterly period ended April 4, 2004 have been restated. The accompanying Management's Discussion and Analysis gives effect to the restatement.

Use of Estimates; Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's critical accounting policies are described in Note (2) to the audited Consolidated Financial Statements contained within the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, as supplemented by Notes (1) and (5) to these financial statements.

New Accounting Pronouncements

In June 2004, the Financial Accounting Standards Board ("FASB") issued Staff Position SFAS No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("The Act") was signed into law on December 8, 2003. The Act introduced a prescription drug benefit under Medicare and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. SFAS No. 106-2 provides guidance on the accounting, disclosure, effective date and transition related to The Act. SFAS No. 106-2 is effective for the Company in the first interim period beginning after June 15, 2004. The Company is currently evaluating the impact of SFAS 106-2's recognition, measurement and disclosure provisions on its financial statements but does not expect the impact to be material.

Results of Operations

Three month period ended July 4, 2004, as compared to the three month period ended June 29, 2003

The following table presents the Company's Revenue and Gross Profit by segment for the second quarter of 2004 as compared to the second quarter of 2003.

	For the three months ended July 4, 2004 and June 29, 2003					
	Revenue		Gross Profit		Percentage to Sales	
	2004	2003	2004	2003	2004	2003
Aerosol	$ 94,173	$ 94,768	$ 14,765	$ 17,378	15.7%	18.3%
International	70,522	71,111	551	(25)	0.8%	(-0-)%
Paint, Plastic & General Line	37,199	31,113	4,072	3,676	10.9%	11.8%
Custom & Specialty	9,915	13,631	(482)	303	(4.9)%	2.2%
Total	$ 211,809	$ 210,623	$ 18,906	$ 21,332	8.9%	10.1%

Consolidated net sales for the three months ended July 4, 2004 were $211.8 million as compared to $210.6 million in 2003, an increase of $1.2 million or 0.6%. Along business segment lines, Aerosol and International net sales were relatively flat between periods. Second quarter 2004 International sales were positively impacted by the translation of sales made in foreign currencies based upon using the same average U.S. dollar exchange rates in effect during the second quarter of 2003

($4.1 million) and a change in product mix ($1.9 million) and were negatively impacted of a decline in International volume versus the same period of 2003 ($6.6 million). Paint, Plastic & General Line net sales increased $6.1 million to $37.2 million for the second quarter of 2004 from $31.1 million for the second quarter of 2003. This increase was due to an increase in volume ($3.8 million),and increasing prices in our plastics and paint and general line businesses due to raw material cost increases ($2.3 million), which are contractually passed on to most of the Company's customers. In the Custom & Specialty segment, sales decreased 27.3% from $13.6 million for the second quarter of 2003 to $9.9 million for the second quarter of 2004, driven primarily by a decline in volume.

Consolidated gross profit decreased $2.4 million for the quarter ended July 4, 2004 from the same quarter in 2003. Along business segment lines, Aerosol gross profit dollars decreased by $2.6 million and the percentage to sales decreased 2.6% to 15.8% for the second quarter of 2004. The decrease in Aerosol gross profit dollars was due to increased raw material costs associated with steel surcharges, net of amounts passed through to customers ($1.6 million), and a shift in customer demand to less profitable products ($1.0 million). In accordance with the terms of the majority of the Company's customer agreements, steel surcharge cost increases were passed through to customers during the second quarter of 2004. Due to the timing of the implementation of the selling price increases versus the cost increases, the Company did not recover all of the cost increases for the quarter. See "Liquidity and Capital Resources" for a discussion of steel surcharges. The International segment gross profit increased $0.6 million versus the same period in 2003, and the percentage to sales remained flat. The increase in International gross profit was primarily due to cost reduction programs and other operational efficiency improvements. The Paint, Plastic & General Line segment gross profit increased $0.4 million versus the same period in 2003, however, the percentage to net sales decreased from 11.8% in 2003 to 10.9% in 2004. The increase in dollars was due to volume and operating efficiencies in the Company's plastics business ($1.2 million) partially offset by the negative impact on margin of increases in paint and general line raw material costs and a change in demand to less profitable product lines ($0.8 million). The Custom & Specialty segment gross profit decreased to a loss of $0.5 million, compared to income of $0.3 million in the second quarter of 2003. The decline was driven primarily by the overhead absorption impact of producing fewer units due to a decline in volume ($1.2 million) and accelerated depreciation related to production lines to be idled ($0.6 million), partially offset by cost reduction programs and operational improvements ($1.0 million).

Selling, general and administrative costs were $10.4 million or 4.9% of sales in the second quarter of 2004 compared to $8.6 million or 4.1% of sales in the second quarter of 2003. The increase in selling, general and administrative costs in the second quarter was primarily due to $1.2 million recorded in the second quarter of 2004 for severance payments to be made over time to the Company's former Chief Executive Officer and the negative impact of the translation of expenses incurred in foreign currencies to U.S. dollars.

During the second quarter of 2003, the Company recorded restructuring charges of $0.9 million related to position elimination costs in Europe. The position eliminations consisted of 41 employees and include eliminations related to an early termination program in Laon, France and a product line profitability review program in the Company's German food can business, which resulted in the Company idling certain of its production lines. Total cash payments in the second quarter of 2004 were $0.9 million (primarily severance and facility shut down costs) and the Company anticipates spending another $6.8 million over the next several years.

	April 4, 2004 Balance	Additions	Cash Payments	Other (b)	July 4, 2004 Balance
Employee Separation	$3.4	$0.9	$(0.6)	$0.1	$3.8
Facility Closing Costs	3.3	-	(0.3)	-	3.0
Total	$6.7	$0.9	$(0.9)	$0.1	$6.8 (a)

(a) Includes $4.4 million classified as other long-term liabilities as of July 4, 2004.
(b) Non-cash foreign currency translation impact

In July 2004, the Company decided to phase out operations at its New Castle, PA lithography and Elgin, Illinois (Olive Can) Custom & Specialty facilities with completion expected during the fourth quarter of 2004. The Company will record restructuring charges related to the closure of the facility, primarily employee severance and facility shutdown costs, in the third and fourth quarters. The Company expects to record charges of $4.0 million in the third quarter and $4.1 million in the fourth quarter related to the closing of these facilities. The Company continues to review opportunities to increase profitability and decrease costs. In connection with these reviews, management considers numerous alternatives, including, but not limited to, divestitures, capacity realignments and plant closures.

22

Interest expense in the second quarter of 2004 decreased 1.8%, or $0.2 million, versus the same period of 2003. The decrease is due primarily to the expiration of the Company's interest rate protection agreements in the fourth quarter of 2003 ($1.6 million) partially offset by higher interest rates due to the issuance of the 10 7/8% Senior Secured Notes in July 2003 ($0.8 million). Bank financing fees for the second quarter of 2004 were $1.2 million as compared to $1.0 million for the second quarter of 2003, due to the amortization of deferred financing costs related to the 10 7/8% Senior Secured Notes. The Company also recorded a loss from early extinguishment of debt of $5.5 million associated with the termination of the Company's Senior Secured Credit Facility. The loss represents the unamortized deferred financing costs related to the Senior Secured Credit Facility.

The Company recorded an income tax benefit of $2.3 million for the second quarter of 2004 versus income tax expense of $2.1 million for the second quarter of 2003. The income tax benefit relates to the pretax loss reported by the Company's U.S. business, primarily as a result of the loss on the early extinguishment of debt. The Company had previously (in 2002 and 2003) recorded valuation allowances as it could not conclude that it is "more likely than not" that all of the deferred tax assets of certain of its foreign operations will be realized in the foreseeable future. Accordingly, the Company did not record an income tax benefit related to the second quarter 2004 and 2003 losses of the applicable operations.

Payment in kind dividends of $3.8 million and $3.4 million on the redeemable preferred stock were recorded for the second quarters of 2004 and 2003, respectively.

Six-month period ended July 4, 2004, as compared to the six month period ended June 29, 2003

The following table presents the Company's Revenue and Gross Profit by segment for the six months ended July 4, 2004 as compared to the six months ended June 29, 2003.

	For the six month periods ended July 4, 2004 and June 29, 2003					
	Revenue		Gross Profit		Percentage to Sales	
	2004	2003	2004	2003	2004	2003
Aerosol	$ 186,328	$ 183,546	$ 29,350	$ 31,386	15.8%	17.1%
International	148,920	134,439	2,593	1,506	1.7%	1.1%
Paint, Plastic & General Line	70,625	62,358	7,544	7,861	10.7%	12.6%
Custom & Specialty	19,403	29,433	(829)	854	(4.3)%	2.9%
Total	$ 425,276	$ 409,776	$ 38,658	$ 41,607	9.1%	10.2%

Net sales for the six-month period ended July 4, 2004, totaled $425.3 million, a 3.8% increase versus the corresponding period in 2003. Along business segment lines, Aerosol net sales increased $2.8 million to $186.3 million in the first half of 2004 versus $183.5 million in the same period of 2003, due to increased volume ($5.4 million) partially offset by changes in customer and product mix ($2.6 million). International sales increased to $148.9 million for the first half of 2004 from $134.4 million for the first half of 2003, an increase of $14.5 million or 10.8%, due to the positive impact of the translation of sales made in foreign currencies based upon using the same average U.S dollar exchange rates in effect during the first half of 2003. Paint, Plastic & General Line segment sales increased 13.3% to $70.6 million for the first six months of 2004 from $62.4 million for the same period in 2003. This increase was due primarily to an increase in volume ($4.0 million), increasing prices in our plastics and paint and general line businesses due to raw material cost increases ($4.2 million), which are contractually passed on to most of the Company's customers. Custom & Specialty sales of $19.4 million decreased from the $29.4 million for the first half of 2003 due to a decline in volume ($13.4 million) partially offset by the positive impact of a change in the mix of products sold over the first six months of 2004 ($3.3 million).

Consolidated gross profit decreased $2.9 million for the first half of 2004 from the same period in 2003. Along business segment lines, Aerosol gross profit dollars decreased by $2.0 million and the percentage to sales decreased 1.3% to 15.8% for the first half of 2004. The decrease in Aerosol gross profit dollars was due to increased raw material costs associated with steel surcharges ($1.8 million) and a shift in customer demand to less profitable products ($1.1 million), partially offset by the positive impact of volume related efficiencies ($0.9 million). The International segment gross profit increased $1.1 million versus the same period in 2003 and the percentage to sales increased to 1.7% from 1.1%. The increase in International gross profit was primarily due to cost reduction programs and other operational efficiency improvements ($1.4 million) and an increase in International volume for the first half of 2004 ($0.8 million) partially offset by accelerated depreciation related to production lines to be idled in conjunction with the German food can business product line profitability review ($1.1 million). The Paint, Plastic & General Line segment gross profit decreased $0.3 million versus the same period in 2003 and the percentage to net sales decreased from 12.6% in the first half of 2003 to 10.7% in the first half of 2004. The change in dollars and percentage was due to volume related efficiencies in our plastics business ($1.3 million), offset by higher raw material costs and a change in demand to less profitable products lines ($1.1 million) and higher corporate allocated expenses ($0.5 million). The Custom & Specialty segment gross profit decreased to a loss of $(0.8) million in the first half of 2004 compared to income of $0.9 million in the first half of 2003. The decline was driven primarily by the overhead absorption impact of producing fewer units due to a decline in volume ($3.1 million) partially offset by cost reduction programs and operational improvements ($1.4 million).

Selling, general, and administrative expenses were $20.2 million in the first half of 2004, a $2.3 million increase in comparison to the same period of 2003. The increase is primarily due to $1.2 million recorded in the second quarter of 2004 for severance payments to be made over time to the Company's former Chief Executive Officer and the negative impact of the translation of expenses incurred in foreign currencies to U.S. dollars.

During the first half of 2004, the Company recorded restructuring charges of $1.4 million. A $0.5 million charge was recorded in the first quarter of 2004 and a $0.9 million charge was recorded in the second quarter of 2004 related to position elimination costs in Europe. The position eliminations consisted of 41 employees and include eliminations related to an early termination program in Laon, France and a product line profitability review program in the Company's German food can business, which will result in the Company idling certain of its production lines. Total cash payments in the first six months of 2004 were $2.5 million (primarily severance and facility shut down costs) and the Company anticipates spending another $6.8 million over the next several years. The majority of these cash payments relate to restructuring programs completed in previous years, for which the Company has already realized the associated cost savings. The remaining reserve consists primarily of employee termination benefits paid over time for approximately six salaried and 48 hourly employees and other ongoing facility exit costs.

The table below presents the reserve categories and related activity as of July 4, 2004:

	January 1, 2004 Balance	Additions	Cash Payments	July 4, 2004 Balance
Employee Separation	$4.3	$1.4	$(1.9)	$3.8
Facility Closing Costs	3.6	-	(0.6)	3.0
Total	$7.9	$1.4	$(2.5)	$6.8 (a)

(a) Includes $4.4 million classified as other long-term liabilities as of July 4, 2004.

As discussed earlier, the Company has decided to phase out operations at its New Castle, PA lithography and Elgin, Illinois (Olive Can) Custom & Specialty facilities with completion expected during the fourth quarter of 2004, and will record restructuring charges related to the closure of the facility in the third and fourth quarters.

Interest expense in the first half of 2004 decreased 2.2%, or $0.6 million, versus the same period of 2003. The decrease is due primarily to the expiration of the Company's interest rate protection agreements in the fourth quarter of 2003 ($3.1 million) partially offset by higher interest rates due to the issuance of the 10 7/8% Senior Secured Notes in July 2003 ($2.0 million) and higher average borrowings ($0.5 million) during the first half of the year compared to the first half of 2003. Bank financing fees for the first half of 2004 were $2.6 million as compared to $2.0 million for the first half of 2003, due to the amortization of deferred financing costs related to the 10 7/8% Senior Secured Notes. As discussed earlier, the Company also recorded a loss from early extinguishment of debt of $5.5 million associated with the termination of the Company's Senior Secured Credit Facility.

The Company recorded an income tax benefit of $1.9 million for the first half of 2004 versus income tax expense of $2.6 million for the first half of 2003. The income tax benefit relates to the pretax loss reported by the Company's U.S. business, primarily as a result of the loss on the early extinguishment of debt. The Company had previously (in 2002 and 2003) recorded valuation allowances as it could not conclude that it is "more likely than not" that all of the deferred tax assets of certain of its foreign operations will be realized in the foreseeable future. Accordingly, the Company did not record an income tax benefit related to the first half of 2004 and 2003 losses of the applicable operations.

Payment in kind dividends of $7.6 million and $6.6 million on the redeemable preferred stock were recorded in the first half of 2004 and 2003, respectively.

Liquidity and Capital Resources

During the first half of 2004, liquidity needs were met through cash on hand and internally generated cash flow. Principal liquidity needs included debt refinancing costs, operating costs, working capital and capital expenditures. Cash flow used by operations was $4.9 million for the six months ended July 4, 2004, compared to cash used of $6.7 million for the six months ended June 29, 2003. The decreased use of cash by operations is due primarily to decreased use of working capital.

Starting in the fourth quarter of 2003, many domestic and foreign steel suppliers began experiencing a shortage of coke, an important component of the steel-making process. The shortage is due to many factors, which include the growing Chinese steel market and a fire at a coal mine in the U.S., which produces coke. The shortage is expected to continue in at least the near future. While we cannot predict the long-term effects the shortage will have on our tin-plate costs, the shortage has caused some steel manufacturers to charge a surcharge on steel, which has increased our tin-plate prices.

Some customer contracts allow us to pass tin-plated steel price increases through to our customers and the Company increased its selling prices during the second quarter of 2004. The Company has generally been successful in passing along the majority of the steel surcharge costs to our customers. However, future steel surcharges could occur and the Company cannot predict with certainty its ability to pass along future increases to customers. Additionally, customer contracts may limit pass-throughs and also may require us to match other competitive bids.

Net cash used in investing activities was $6.4 million for the first half of 2004 as compared to $2.2 million for the first half of 2003. First half of 2004 investing activities included capital spending of $7.5 million offset by the net proceeds received from the March 2004 sale of our closed Dallas, Texas facility of $1.0 million. First half 2003 capital spending of $7.5 million was offset by proceeds received from the sale of the Company's Daegeling, Germany facility, which was sold at the end of 2002.

Net cash used in financing activities in the first six months of 2004 was $0.9 million, versus cash provided of $17.5 million for the same period in 2003.

The Company entered into a Credit Agreement among U.S. Can Corporation, United States Can Company and Various Lending Institutions with Deutsche Bank Trust Company Americas as Administrative Agent, dated as of June 21, 2004 ("Credit Facility"). The Credit Facility provides for aggregate borrowings of $315.0 million consisting of a $250.0 million Term B loan and a $65.0 million Revolving Credit Facility. The $65.0 million revolving credit facility will be used by the Company for ongoing working capital and general corporate purposes, including the issuance of Letters of Credit as described below. The Letters of Credit subfacility is limited to $25.0 million.

As required under the terms of the Credit Facility, the Company used the $250.0 million initial Term B proceeds to repay in full all amounts outstanding under the Company's former Senior Secured Credit Facility and a secured term loan of $16.5 million, secured by a mortgage on the Company's Merthyr Tydfil, U.K facility. The Term B loan facility is payable in quarterly installments of $625,000 from June 30, 2004 until the final balance is due on January 15, 2010. The revolving credit facility is available until June 21, 2009. In addition, the Company is required to prepay a portion of the Term B loan upon the occurrence of certain specified events. See Note (7) to the Consolidated Financial Statements.

The Company has paid approximately $5.3 million of fees and expenses related to the new Credit Facility through July 4, 2004, and expects to incur approximately $0.9 million of additional fees and expenses. These fees will be amortized over the life of the applicable borrowings. In addition, the Company wrote off $5.5 million of remaining deferred financing fees related to the Company's former Senior Secured Credit Facility.

At July 4, 2004, the Company did not have any borrowings outstanding under its $65.0 million revolving loan portion of the Credit Facility. Letters of Credit of $12.9 million were outstanding securing the Company's obligations under various insurance programs and other contractual agreements, which reduce the Company's availability under its revolving credit facility. In addition, the Company had $10.1 million of cash and cash equivalents at quarter end.

At existing levels of operations, cash generated from operations together with amounts available under the revolving credit facility, are expected to be adequate to meet anticipated debt service requirements, restructuring costs, capital expenditures and working capital needs. Future operating performance, unexpected capital expenditures, investments, acquisitions and the ability to service or refinance the notes, to service, extend or refinance the Credit Facility and to redeem or refinance our preferred stock will be subject to future economic conditions and to financial, business and other factors, many of which are beyond management's control.

The Credit Facility, the Senior Secured Notes and the Senior Subordinated Notes contain a number of financial and restrictive covenants. Under the Credit Facility, the Company is required to meet certain financial tests, including achievement of a minimum interest coverage ratio, a maximum total leverage ratio, a maximum first lien leverage ratio, and maximum annual capital expenditures. The restrictive covenants limit the Company's ability to incur liens and debt, sell assets, pay dividends or make distributions, repurchase debt and to make certain loans, investments or acquisitions. The Company was in compliance with all of the required financial ratios and other covenants at July 4, 2004.

The Company's Credit Facility permits, from time to time and subject to certain conditions, the redemption of the subordinated debt. The Company intends to pursue opportunistic repurchases of its outstanding 12 3/8% Senior Subordinated Notes as time and circumstances permit, subject to market conditions, the trading price of the 12 3/8% Senior Subordinated Notes and the terms of the Company's Credit Facility and Senior Secured Notes.

The Company continually evaluates all areas of its operations for ways to improve profitability and overall Company performance. In connection with these evaluations, management considers numerous alternatives to enhance the Company's existing business including, but not limited to acquisitions, divestitures, capacity realignments and alternative capital structures.

Item 3. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

Interest rate risk exposure results from our floating rate borrowings. The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates as of July 4, 2004. The table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Debt Obligations	7/04/04 - 12/31/04	2005	2006	2007	2008	Thereafter	Fair Value
	(dollars in millions)						
Fixed rate	$0.2	$ --	$0.9	$ --	$ --	$296.7	$291.3
Average interest rate	6.14%	--	10.13%	--	--	11.74%	
Variable rate	$9.7	$3.4	$3.5	$3.5	$ 3.6	$242.1	$265.8
Average interest rate	4.49%	4.66%	4.66%	4.65%	4.64%	4.77%	

The Company does not use financial instruments for trading or speculative purposes. Quoted market values are only available on the 10 7/8% Senior Secured Notes and 12 3/8% Senior Subordinated Notes. Fair value amounts, because they do not include certain costs such as prepayment penalties, do not represent the amount the Company would have to pay to reacquire and retire all of its outstanding debt in a current transaction.

Item 4. *Controls and Procedures*

As of July 4, 2004, the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation and subsequent information as described below, the Chief Executive Officer and Chief Financial Officer concluded, as of July 4, 2004, the Company's disclosure controls and procedures were effective for recording, processing, summarizing and reporting the information the Company discloses in the reports that the Company files with the Commission.

During the quarter ended July 4, 2004, there was no change in the Company's internal controls over financial reporting that materially affected, or was reasonably likely to materially affect, the Company's internal controls over financial reporting.

Subsequent to July 4, 2004, and as a result of inquiries regarding accounting and financial reporting issues at its Laon, France facility, the Company determined that it would restate its financial statements for the years ended December 2002 and 2003, and the quarter ended April 4, 2004 (the "Restatement"). In addition, in connection with the Restatement, the

Company's auditors, Deloitte & Touche LLP, delivered a letter to the Company regarding "material weaknesses" in the Company's internal controls concerning oversight of its European operations, in particular its Laon, France facility. For a discussion of the restatement adjustments, see "Item 1. Financial Statements – Note (2) Restatements."

In connection with the Restatement process and the inquiry by the Audit Committee, the Company has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including an evaluation of such controls and procedures at a number of its other facilities, and has concluded that the controls and procedures at such other facilities, and at the Company's corporate headquarters, are superior to those that existed at its Laon, France facility. The Company has initiated the implementation of various measures to strengthen its internal controls and has added more structure to the financial oversight of its European operations, including its facility in France. The Company believes that, in connection with this effort, it has substantially strengthened the organization and personnel of the senior financial and control functions in Europe and adopted more rigorous policies and procedures with respect to its financial reporting.

The Company will continue to evaluate the effectiveness of its controls and procedures on an ongoing basis, including consideration of recommendations identified through the investigation, and will implement further actions as necessary in its continuing efforts to strengthen the control process.

The Company's management is committed to continuing to improve the state of its controls and procedures, corporate governance and financial reporting. Other than as described above, since the evaluation date by the Company's management of its internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

PART II
OTHER INFORMATION

Item 1. Legal Proceedings

Environmental Matters

Our operations are subject to environmental laws in the United States and abroad, relating to pollution, the protection of the environment, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Our capital and operating budgets include costs and expenses associated with complying with these laws, including the acquisition, maintenance and repair of pollution control equipment, and routine measures to prevent, contain and clean up spills of materials that occur in the ordinary course of our business. In addition, some of our production facilities require environmental permits that are subject to revocation, modification and renewal. We believe that we are in substantial compliance with environmental laws and our environmental permit requirements, and that the costs and expenses associated with this compliance are not material to our business. However, additional operating costs and capital expenditures could be incurred if, among other developments, additional or more stringent requirements relevant to our operations are promulgated.

Occasionally, contaminants from current or historical operations have been detected at some of our present and former sites. Although we are not currently aware of any material claims or obligations with respect to these sites, the detection of additional contamination or the imposition of cleanup obligations at existing or unknown sites could result in significant liability.

We have been designated as a potentially responsible party under Superfund laws at various sites in the United States, including a former can plant located in San Leandro, California and at the M&J Solvents site in Georgia. As a potentially responsible party, we are or may be legally responsible, jointly and severally with other members of the potentially responsible party group, for the cost of environmental remediation at these sites. Based on currently available data, we believe our contribution to the sites designated under U.S. Superfund law was, in most cases, minimal. With respect to San Leandro, we believe the principal source of contamination is unrelated to our past operations. With respect to M&J Solvents site, while over 1,000 contributors to the site have been identified, the initial compliance status report has not been finalized and thus, the nature, extent and source of contamination is unknown.

Based upon currently available information, the Company does not expect the effects of environmental matters to be material to its financial position.

Litigation

We are involved in litigation from time to time in the ordinary course of our business. In our opinion, the litigation is not material to our financial condition or results of operations.

Item 6. *Exhibits*

(a) Exhibits

10.34 Separation Agreement and General Release between United States Can Company and John L. Workman dated April 22, 2004.

18 Letter of Deloitte & Touche LLP dated August 4, 2004, regarding the Company's adoption of FIFO for domestic inventories.

31.1 Certification of Chief Executive Officer Pursuant to Section 13a-15 of the Securities and Exchange Act of 1934

31.2 Certification of Chief Financial Officer Pursuant to Section 13a-15 of the Securities and Exchange Act of 1934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

U.S. CAN CORPORATION

Date: November 17, 2004

By: /s/ Sandra K. Vollman
Sandra K. Vollman
Senior Vice President and
Chief Financial Officer
(Duly authorized officer and principal financial officer)